TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

September 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Texas Capital Funds Trust
Issuer CIK:	0001972459
Issuer File Number:	001-41739
Form Type:	8-A12B
Form 8-A Filing Date:	September 15, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the following securities under the Securities Exchange Act of 1934:

Texas Capital Texas Equity Index ETF
Texas Capital Texas Oil Index ETF

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC